Exhibit 11

Statement  of Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with Accounting Standards Codification Topic No. 260, "Earnings Per Share." The two-class method is an allocation of earnings between the holders of common stock and a company's participating security holders. Our outstanding non-vested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at June 30, 2018 or 2017.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the three-month and six-month periods ended June 30, 2018 and 2017 as the vesting conditions had not been satisfied.

The composition of basic and diluted earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Numerator:
Net income	$6,051	$834	$41,877	$4,230
Less: distributed earnings allocated to non-vested stock	-	-	-	-
Less: undistributed earnings allocated to non-vested restricted stock	(3)	(1)	(24)	(10)
Numerator for basic earnings per share	$6,048	$833	$41,853	$4,220
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	3	1	24	10
Less: undistributed earnings reallocated to non-vested restricted stock	(3)	(1)	(24)	(10)
Numerator for diluted earnings per share	$6,048	$833	$41,853	$4,220
Denominator:
Weighted average shares outstanding – basic	43,716,726	43,665,171	43,716,698	43,641,038
Effect of dilutive securities:
Stock options and other awards	4,216	10,517	4,870	8,362
Weighted average shares outstanding – diluted	43,720,942	43,675,688	43,721,568	43,649,400

Basic earnings per share	$0.14	$0.02	$0.96	$0.10
Diluted earnings per share	$0.14	$0.02	$0.96	$0.10